As filed with the Securities and Exchange Commission on December 20, 2002
                                               Registration No. __________

                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB

               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           GRANT  VENTURES,  INC.
               (Name of Small Business Issuer in its charter)


                 NEVADA                              82 - 0490737
     (State or other jurisdiction of               (I.R.S. Employer
       incorporation or organization)              Identification No.)


          56 West 400 South, Suite  #220, Salt Lake City, Utah 84101
            (Address of principal executive officers)   (Zip Code)


Issuer's telephone number:    (801) 322-3401


Securities to be registered under Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered            each class is to be registered

                N/A                                  N/A


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, par value $.001 per share
                               (Title of Class)

                               GRANT VENTURES, INC.

                                    FORM 10-SB

                                TABLE OF CONTENTS
                                                                          PAGE
                                      PART I

ITEM 1.    Description of Business                                           3

ITEM 2.    Management's Discussion and Analysis or Plan of Operation        11

ITEM 3.    Description of Property                                          13

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management   13

ITEM 5.    Directors, Executive Officers, Promoters and Control Persons     13

ITEM 6.    Executive Compensation                                           16

ITEM 7.    Certain Relationships and Related Transactions                   16

ITEM 8.    Description of Securities                                        17

                                      PART II

ITEM 1.    Market Price of and Dividends on Registrant's Common Equity
  and Other Shareholder Matters                                             17

ITEM 2.    Legal Proceedings                                                19

ITEM 3.    Changes in and Disagreements with Accountants                    20

ITEM 4.    Recent Sales of Unregistered Securities                          20

ITEM 5.    Indemnification of Directors and Officers                        20

                                      PART F/S

           Financial Statements                                             20

    PART III

ITEM 1.    Index to Exhibits                                               S-2

ITEM 2.    Description of Exhibits                                         S-2

Signatures                                                                  21

    PART I

ITEM  1.    Description of Business

Business Development

    History

    Grant Ventures, Inc. ("the Company") was organized as Grant Silver, Inc. in the State of Idaho on July 1, 1983 for the primary purpose of locating, acquiring and developing mineral resource prospects. Following its inception, the Company acquired certain unpatented mining claims located in the Miller Mountain Mining District near Idaho City, Idaho. The Company engaged in exploratory and development work on its claims, however the claims were ultimately abandoned and the Company was inactive until 1995.

    In November 1995, new management took control with the purpose to actively seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. At a special meeting of shareholders held in April 1996, the shareholders approved a one share for ten shares reverse stock split and authorized to Company to raise funds to be used for working capital by way of a private placement of common stock.

    On September 15, 1997, the Company held a special meeting of shareholders in anticipation of the proposed acquisition and plan of reorganization agreement with BrewServ Corporation ("BrewServ"), a holding company having its principal offices in Cincinnati, Ohio. At the meeting, the shareholders approved the proposal to change the corporate name to BrewServ Corporation and to effect a reverse stock split of the Company's issued and outstanding shares of common stock on a .65 shares for one share basis.

    On October 30, 1997, the Company finalized the acquisition of BrewServ by exchanging 3,750,000 shares of authorized, but previously unissued common stock (post-split), for all the issued and outstanding shares of BrewServ capital stock. As a term of the acquisition, one of the Company's shareholders agreed to return for cancellation, 16,000,000 shares (pre-split) of common stock. Also in connection with the acquisition, the Company sold an additional 350,000 shares of its authorized, but previously unissued common stock, to a single entity for the cash price of $.10 per share. As a result of the acquisition, BrewServ became a wholly owned subsidiary of the Company.

    Following the acquisition, the Company became engaged in the business of BrewServ. Prior to its acquisition by the Company, BrewServ acquired three companies, Buckley's Grille & Brewery, Inc. ("BGB"), MiMo Development, Inc. ("MiMo") and The Cider People, Inc. ("CPI"), all of which became subsidiaries.
 CPI produced and distributed Doc Smitty's Draft Cider and Doc Smitty's Cinnamon Cider, Hard (alcohol) apple cider-based products. MiMo operated two The Coffee Beanery franchises, a specialty coffee retail operation in Cincinnati, Ohio. BGB was formed to operate multi-unit casual theme restaurants offering a moderately upscale, casual dining menu, on-premise hand-crafted beers and an authentic Irish pub.

    In 1998, Pete Wells, a shareholder who subsequently became a director and President of the Company, brought a lawsuit for the benefit of the Company against the Company. The action entitled Pete Wells for the benefit of BrewServ Corporation vs. BrewServ Corporation (Third Judicial District Court, Salt Lake County, Utah), sought rescission of the BrewServ acquisition and the return of all share issued pursuant to the transaction. BrewServ failed to defend the action resulting in a default judgment. On July 27, 1999, the Court issued its Order and Judgment whereby the reorganization agreement between the Company and BrewServ was rescinded and all shares of the Company's capital stock issued pursuant to the reorganization were cancelled. In January 2000 the Company changed its name to Grant Ventures, Inc.

    In May 2001, the shareholders voted to relocate the Company's domicile of incorporation from Idaho to the State of Nevada. This was accomplished by merging the Idaho corporation with and into an existing Nevada corporation, which became the surviving entity. The effective date of the merger was July 9, 2001. The Company then issued shares of common stock in the Nevada corporation to the shareholders of the Idaho corporation in exchange for their shares in the Idaho entity.

    Stock Splits

    On April 9, 1996, the Company effected a reverse stock split of its issued and outstanding common stock on a one share for ten basis. On September 15, 1997, the Company effected a second reverse-split of its common shares on a 0.65 share for one shares basis. On August 10, 1998, the Company effected another reverse stock split on a one share for one and one-half (1.5) shares basis.

    On September 27, 2000, the Board approved a forward stock split on a two shares for one share basis, which was effected on October 30, 2000. On February 15, 2002, the Company again effected a reverse stock split on a one share for two shares basis, which resulted in a total of 4,308,049 shares being issued and outstanding at that date. Unless otherwise indicated all subsequent references herein to the outstanding shares of the Company will reflect the two aforementioned stock splits.

    Current Business Activities

    The Company is classified as a development stage company and is actively seeking potential business opportunities with the intent to acquire or merge with such businesses. Its principal purpose is to locate and consummate a merger or acquisition with a private entity.

    The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Management also believes that this could possibly make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of filing this registration statement, the Company is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

    Any target acquisition or merger candidate will become subject to the same reporting requirements as the Company following consummation of any transaction. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

    Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

    The Company's principal executive offices are located at 56 West 400 South, Suite #220, Salt Lake City, Utah 84101, and its telephone number is (801) 322-3401.

    Sources of Business Opportunities

    Management intends to use various resources in its search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain, on a fee basis, professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

    To date, the Company has not engaged in or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Company management has in the past consulted with Williams Investment Company ("Williams Investment"), a consulting company located in Salt Lake City, Utah, principally owned by H. Deworth Williams, a principal shareholder of the Company and father of the Company's Secretary and director, Geoff Williams. Because there is no agreement or understanding with Williams Investment, the Company may use other consultants if it so elects. However, due to its past experience, the Company may use the consulting and advisory services of Williams Investment. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

    If the Company elects to engage an independent consultant, it will look to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would prefer to engage a consultant that will provide services for nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

    The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

    Evaluation

    Once the Company identifies a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted, or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the available preliminary information. Management, in its discretion, may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.
In evaluating potential business opportunities, management will consider, to the extent relevant to the specific opportunity, several factors including:

*    potential benefits to the Company and its shareholders;
*    working capital;
*    financial requirements and availability of additional financing;
*    history of operation, if any;
*    nature of present and expected competition;
*    quality and experience of management;
*    need for further research, development or exploration;
*    potential for growth and expansion;
*    potential for profits; and
*    other factors deemed relevant to the specific opportunity.


    Because the Company has not yet located or identified any specific business opportunity, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

    Form of Potential Acquisition or Merger

    The Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific opportunity will depend upon the nature of its business, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or other form of consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company presently does not intend to participate in an opportunity through the purchase of a minority stock position.

    Because the Company has no assets and a limited operating history, in the event it successfully acquires or merges with an operating business, it is likely that current shareholders will experience substantial dilution. It is also probable that there will be a change in control of the Company. The owners of the business which the Company acquires or mergers with will most likely acquire effective control following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities. Instead, management will attempt to negotiate the best possible agreement for the benefit of the shareholders.

    Presently, management does not intend to borrow funds to compensate any person, consultant, promoter or affiliate in relation to the consummation of a potential merger or acquisition. However, if the Company engages any outside advisor or consultant in its search for business opportunities, it may be necessary to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available would be the private sale of securities. These possible private sales would most likely have to be to persons known by the officers and directors or to venture capitalists that would be willing to accept the risks associated with investing in a company with limited operations. Because the Company is a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on reasonable and/or acceptable terms. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates to raise funds.

    There exists a possibility that the terms of any future acquisition or merger transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.


    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to a person or persons instrumental in facilitating the transaction. No criteria or limits have been established for the determination of an appropriate finder's fee, although it is likely that any fee will be based upon negotiations by management, the business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. However, if such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise the affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would most likely have such an arrangement ratified by the shareholders in an appropriate manner.

    The Board of Directors believes that it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest. Any possible related party transaction of this type would have to be ratified by a disinterested Board and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, no officer, director, affiliate or associate has had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

    Rights of Shareholders

    Management anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Nevada law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by written consent.

    Under Nevada corporate laws, shareholders may be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Nevada law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

    Competition

    Because no potential business opportunity has been identified, the Company is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to its lack of funds, it may be difficult to successfully compete with these other companies.

    Employees

    As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

    Facilities

    The Company is currently using as its principal place of business the business offices of two of its directors, Geoff Williams and Bobbi Heywood, located in Salt Lake City, Utah. The facilities are shared with other businesses.

    Although the Company has no written agreement and currently pays no rent for the use of its facilities, it is contemplated that at such future time as the Company acquires or merges with an operating business, it will secure commercial office space from which it will conduct business. However, until such time as it completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

    Industry Segments

    No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

    Risk Factors Related to the Company's Business

    The Company is, and will be, subject to substantial risks specific to a particular business or business opportunity, which specific risks cannot be ascertained until a potential acquisition or merger candidate has been identified. However, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include the types of risk factors outlined below.

    The Company has had only a brief operating history

    The Company has had only a brief operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

    The Company has no assets and no source of revenue

    The Company currently has no assets or revenues. It is unlikely that the Company will receive any revenues until it completes an acquisition or merger. There can be no assurance that any acquired business will produce material revenues or that any such business will operate on a profitable basis.

    The Company's auditor have expressed a going concern opinion

    The Company's independent auditors discuss in their report the Company's ability to continue as a going concern. The auditors include a statement that:
"[t]he ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital it could be forced to cease operations". Further, if the Company is not able to secure necessary funding or to consummate a successful acquisition or merger, it may be forced to cease operations. See Note 3 to financial statements included herewith.

    Discretionary use of proceeds

    The Company is not currently engaged in any substantive business activities other than looking for and investigating business opportunities. Accordingly, management has broad discretion with respect to the potential acquisition of assets, property or business or the raising of funds. Management will also have broad discretion in the application of any realized funds and there can be no assurance that the Company's use or allocation of such proceeds will allow it to achieve its business objectives.

    No substantive disclosure relating to prospective acquisitions

    Because the Company has not yet identified a specific industry or business in which it may eventually become involved, prospective investors presently have no substantive information upon which to base a decision whether to invest in the Company. Investors currently have no basis to evaluate the comparative risks and merits of investing in a business in which the Company may acquire. Most assuredly, prospective investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company gives no assurance that it will ultimately raise funds or that if it does, an investment in the Company will not ultimately prove to be less favorable than a direct investment.

    Future acquisition or merger may result in substantial dilution

    The Company is currently authorized to issued 50,000,000 shares of common stock, of which 6,000,000 shares are outstanding as of the date hereof. The issuance of additional shares in connection with any acquisition, merger or the raising of capital may result in substantial dilution to current shareholders.

    Management will devote only minimal time to the Company

    Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary to maintain its viability. Thus, because of other time commitments, together with the fact that the Company has no business operations, management anticipates devoting only a minimal amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition candidate.

    Effective voting control held by directors and principal shareholders

    The Company's directors and two principal shareholders own in the aggregate approximately 95% of the outstanding voting securities of the Company. No other single shareholder owns in excess of 5%. Accordingly, the current directors and two principal shareholders will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other shareholders.

    No active market for Company's common stock

    The Company's common stock is currently included in the "pink sheets," although there has been only minimal, sporadic trading in the shares. The Company intends to apply for listing its common stock on the OTC Bulletin Board, although there can be no assurance that any such market will ever develop or be maintained. Any active trading market for the common stock that may develop in the future will most likely be very volatile and numerous factors, beyond the control of the Company, may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement may the Company apply to have its securities quoted on the OTC Bulletin Board. In the event that the Company loses its status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board would be jeopardized.

ITEM 2.    Management's Discussion and Analysis or Plan of Operation

    The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

    The Company is considered a development stage company with no assets or capital and with no material operations or income. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by advances from shareholders of the Company. It is anticipated that the Company will require only nominal capital to maintain its corporate viability and necessary funds will most likely be provided by officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

    In the opinion of management, inflation has not and will not have a material effect on the operations until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

    Plan of Operation

    During the next 12 months, management will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers, directors and/or principal shareholders to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, directors have agreed to defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender.
 There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on reasonable and acceptable terms.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be retained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

    Net Operating Loss

    The Company has accumulated approximately $20,759 of net operating loss carry forwards as of December 31, 2001. This loss carry forward may be offset against taxable income and income taxes in future years and expires in the year 2021. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 2001 or nine-month period ended September 30, 2002 because it has been fully offset by a valuation reserve. The use of future tax benefit is undeterminable because the Company presently has no operations.

     Recent Accounting Pronouncements

    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocatable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company has not adopted SFAS 141and SFAS 142 believes that such adoption will not affect the Company's financial statements.

    The Company has adopted the provisions of FIN 44 Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.) This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's financial statements

    On August 16, 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Although the Company has not completed the process of determining the effect of this new accounting pronouncement, management currently expect that the effect of SFAS No. 143 on the Company's financial statements, when it becomes effective, will not be significant.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Although SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting-the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of, by sale, abandonment, or in a distribution to owners, or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We believe the adoption of SFAS 144 will not have a significant effect on the Company's financial statements.

    In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe this pronouncement will have a material effect on the Company's financial statements.

    Inflation

    In the opinion of management, inflation has not had a material effect on the operations of the Company.

    Forward Looking and Cautionary Statements

    This registration statement contains certain forward-looking statements and readers should be advised that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to the ability to:

* search for appropriate business opportunities and subsequently acquire or merge with such entities;
*    meet its cash and working capital needs;
*    maintain its existence as a viable entity; and
* other risks detailed in the Company's periodic report filings with the SEC.


ITEM 3.    Description of Property

    The Company does not presently own any property.


ITEM 4.    Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth information, to the best of the Company's knowledge, as of September 30, 2002, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

Name and Address                  Amount and Nature of        Percent
of Beneficial Owner               Beneficial Ownership       of Class(1)

 Pete Wells *                            15,000               0.25%
 P.O. Box 844
 Tooele, UT 84074

 Geoff Williams *                     1,696,286               28.3%
 54 West 400 South, Suite 220
 Salt Lake City, UT 84101

 H. Deworth Williams                  2,004,519               33.4%
 54 West 400 South, Suite 220
 Salt Lake City, UT 84101

 Edward F. Cowle                      2,013,601               33.6%
 6 East 45th Street, 10th Floor
 New York, NY 10017

All directors and officers            1,711,286               28.5%
  a group (3 persons)

 *    Director and/or executive officer


Note:    Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

(1) Based upon 6,000,000 shares of common stock outstanding on September 30, 2002.


ITEM 5. Directors, Executive Officers, Promoters and Control Persons Executive Officers and Directors

The executive officers and directors of the Company are as follows:

  Name             Age     Position
Pete Wells         54    President and Director
Geoff Williams     31    Secretary and Director
Bobbi Heywood      29    Treasurer and Director


    All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, due to the Company's lack of funds, directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

    None of the Company's directors are currently, nor for the past three years have been, a director of a "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below in their respective resumes.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    The business experience of each of the persons listed above during the past five years is as follows:


    Pete Wells.  Mr. Wells became a director of the Company on August 20,
1996 and was appointed President at the same time. Mr. Wells lives in Salmon, Idaho and attended Eastern Idaho Technical College and Idaho State University.
 Mr. Wells graduated with an Engineering Degree, Nuclear Science Degree and an Environmental Health Physics Degree. From 1996 to 2000, Mr. Wells was self employed as a financial consultant. From October 2000 to August 2001, he worked as a radiation control technician for Envirocare of Utah. From January 2002 to the present, Mr. Wells has worked as a technician for Aspen Ridge Corporation.

    Mr. Wells has been an executive officer and director of the following companies, each of which may be considered a blank check company: Bull Trout Lake (President and Director from 1996 to the present) Gem State Consolidated Mines (President and Director from 1997 to the present) GMMT, Inc. (President and Director from 1996 to the present); Green Mnt. Equipment (President and Director from 1996 to the present); Green Mnt. Merger (President and Director from 1996 to the present); Green Mnt. Minerals, Inc. (President and Director from 1996 to the present); Red Mountain Inc. (President and Director from 1996 to the present).

    Geoff Williams. Mr. Williams became Secretary and a director of the Company in July 2001. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams attended the University of Utah and California Institute of the Arts.

    Mr. Williams has been an executive officer and director of the following companies that may also be deemed blank check companies: Calypso Financial Services, Inc. (Secretary and director from 1999 to the present); Consolidated Travel Systems, Inc. (Director since August 1999 and President from February 2001 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to the present); Ocean Express Lines, Inc. (President and director from February 2000 to the present); RAKO Capital Corporation (President and director from February 2001 to the present); and Westgate Acquisitions Corp. (Secretary and director from 1999 to the present).

    Bobbi Heywood. Ms. Heywood became Treasurer and a director of the Company in July 2001. From 2000 to the present, Ms. Heywood has been an office manager with Williams Investments Company in Salt Lake City, Utah.
From 1998 to 2000, Ms. Heywood was office manager of Mountain State Tile, a tile company located in Sandy, Utah, and from 1997 to 1998, she was project manager with Scandia Construction, Inc. in St. George, Utah. Ms. Heywood also worked as an office manager for Silver Spur Painting in St. George, Utah from 1996 to 1997. Ms. Heywood has attended Dixie College in St. George, Utah and Salt Lake Community College.

    Ms. Heywood has also been an executive officer and/or director of the following companies, each of which is considered a blank check company: Ocean Express Lines, Inc. (Secretary and director from February 2000 to the present); and RAKO Capital Corporation (Secretary and director from February 2001 to the present).


ITEM 6.    Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2001 and 2000, or the nine-month period ended September 30, 2002. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.


ITEM 7.    Certain Relationships and Related Transactions

    Except as set forth below, there have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

    On February 24, 2002, the Company issued 1,691,951 shares to Geoff Williams in exchange for services rendered to and on behalf of the Company. Mr. Williams serves as the Company's Secretary and a director. The Company valued the shares issued to Mr. Williams at $0.02 per share.

    Doctrine of Corporate Opportunities

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in corporate minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board rejects an opportunity so presented, and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to customarily be between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders and/or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.


ITEM 8.    Description of Securities

    Common Stock

    The Company is authorized to issue 50,000,000 shares of common stock, par value $.001 per share, of which 6,000,000 shares are issued and outstanding as of the date hereof. This number reflects and includes all adjustments for prior stock splits.

    All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to:

* one non-cumulative vote for each share held of record on all matters submitted to a vote of the shareholders;

* to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and

* to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.

    Shareholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights.
 All outstanding shares of common stock are fully paid and non-assessable.


    PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

    The Company's common stock is currently included in the "pink sheets," although there has been only limited and sporadic trading in the shares. The Company intends to make an application to the NASD for its shares to be quoted on the OTC Bulletin Board. The application consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTCBB permits price quotations for the Company's shares to be published by such service. Although the Company intends to submit its application to the OTCBB subsequent to the filing of this registration statement, the Company does not anticipate its shares to be actively traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for the application to the OTCBB, there are no plans, proposals, arrangements or understandings with any person concerning the further development of a trading market in any of the Company's securities.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The Nasdaq Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities.
Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of September 30, 2002 there were approximately 53 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    Because all of the Company's outstanding shares of common stock were issued pursuant to exemptions under the 1933 Act, all the shares were initially deemed restricted securities. Corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1983 and 2002 in various isolated, private transactions. The Company has relied upon the exemption provided by Section 4(2) of the 1933 Act in the issuance of its shares. To the best knowledge of the Company, no private placement memorandum was used in relation to the issuance of shares.

    Under Rule 144(k) of the 1933 Act, the requirements of paragraphs (c),
(e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. Thus of the Company's total outstanding shares, 270,594 shares are considered freely tradeable pursuant to Rule 144(k) and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement only, a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 270,594 shares owns more than five percent (5%) of the Company's total outstanding shares.

    The remaining 5,729,406 shares are considered restricted securities and presently held by four shareholders. Of these restricted shares, 4,037,455 are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. The balance of 1,691,951 shares have been outstanding for less than one year and are not eligible for sale under Rule 144.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the 1933 Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of

* the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale;

*    1% of the shares then outstanding.

    In order for a shareholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations of Rule 144.

    Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.


ITEM 2.    Legal Proceedings

    There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.    Changes in and Disagreements With Accountants

This Item is not applicable.


ITEM 4.    Recent Sales of Unregistered Securities


    On February 24, 2002, the Company issued 1,691,951 shares to Geoff Williams, Secretary and a director of the Company, in exchange for services rendered to the Company. For purposes of this transaction, the Company valued the shares issued to Mr. Williams at $0.02 per share. The issuance was made pursuant to a private, isolated transaction in reliance upon the exemption from the registration provisions of the Securities Act of 1933 provided by
Section 4(2) of that Act.


ITEM 5.    Indemnification of Directors and Officers

    As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

    The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

    The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

    The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

    Transfer Agent

    The Company has designated Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, as its transfer agent.

    PART F/S

    The Company's financial statements for the fiscal years ended December
31, 2001 and 2000 have been examined to the extent indicated in their reports by H J & Associates, L.L.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the SEC and are included herein in response to Part F/S of this Form 10-SB. Unaudited financial statements for the nine-month period ended September 30, 2002 have been prepared by the Company.

                            GRANT VENTURES, INC.
                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                             December 31, 2001




                         C O N T E N T S



Independent Auditors' Report                                      F-4

Balance Sheet                                                     F-5

Statements of Operations                                          F-6

Statements of Stockholders' Equity (Deficit)                      F-7

Statements of Cash Flows                                          F-9

Notes to the Financial Statements                                 F-10

                      INDEPENDENT AUDITORS' REPORT

The Board of Directors
Grant Ventures, Inc.
Salmon, Idaho


We have audited the accompanying balance sheet of Grant Ventures, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2001 and 2000 and from inception on July 1, 1983 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period July 1, 1983 (inception) through December 31, 1996 were audited by other auditors whose report dated September 30, 1997 expressed an unqualified opinion on those statements. The financial statements for the period July 1, 1983 (inception) through December 31, 1996 include total revenues, stockholders' deficit, and accumulated deficit of $0, $600, and $16,100, respectively. Our opinion on the statements of operations, stockholders' equity (deficit), and cash flows for the period July 1, 1983 (inception) through December 31, 2001, insofar as it relates to amounts for prior periods through December 31, 1996, is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Ventures, Inc. (a development stage company) as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and from inception on July 1, 1983 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date. Unless the Company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
February 14, 2002, except for Note 5 as to which the date is November 9, 2002

                            GRANT VENTURES, INC.
                       (A Development Stage Company)
                               Balance Sheet

                                      ASSETS

                                                            December 31,
                                                                2001
CURRENT ASSETS

  Cash                                                           $         -
                                                                 -----------
    TOTAL ASSETS                                                 $         -
                                                                 ===========

                 LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable                                               $     2,153
  Accounts payable - related party                                    11,227
                                                                 -----------
    Total Current Liabilities                                         13,380
                                                                 -----------
    TOTAL LIABILITIES                                                 13,380
                                                                 -----------
STOCKHOLDERS EQUITY (DEFICIT)

  Common stock: 50,000,000 shares authorized of
    $0.001 par value, 4,308,049 shares issued and outstanding          4,308
  Additional pad in capital                                          146,192
  Deficit accumulated during the development stage                  (163,880)
                                                                 -----------
    Total Stockholders Equity (Deficit)                              (13,380)
                                                                 -----------
    TOTAL LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)          $         -
                                                                 ===========

   The accompanying notes are an integral part of these financial statements.

                            GRANT VENTURES, INC.
                       (A Development Stage Company)
                         Statements of Operations

                                                                    From
                                                                Inception on
                                     For the Years Ended            July 1,
                                          December 31,          1983 Through
                                    -------------------          December 31,
                                      2001            2000            2001
                                    ----------    ----------       ----------
REVENUES                            $        -    $        -       $        -

EXPENSES                                 2,359        10,421          155,880

LOSS FROM DISCONTINUED OPERATIONS            -             -            8,000
                                    ----------    ----------       ----------
NET (LOSS)                          $   (2,359)   $  (10,421)      $ (163,880)
                                    ==========    ==========       ==========
NET LOSS PER SHARE OF
  COMMON STOCK                      $    (0.00)   $    (0.00)
                                    ==========    ==========
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING              4,308,049      4,308,049
                                    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                              GRANT VENTURES, INC.
                       (A Development Stage Company)
                      Statements of Stockholders' Equity (Deficit)

                                                                          Deficit
                                                                        Accumulated
                                                                        During the
                                       Common Stock         Additional  Development
                                    Shares        Amount  Paid in Capital  Stage
                                ----------    ----------    ----------    ----------

Balance at inception on
  July 1, 1983                           -    $        -    $        -    $        -

Common stock issued for
  mining claims on July 2,
   1983 at $0.04 per share         216,699           217         7,783             -
                                ----------    ----------    ----------    ----------
Balance, December 31,
  1984                             216,699           217         7,783             -

Net Loss for the year ended
  December 31, 1984                      -             -             -        (8,000)
                                ----------    ----------    ----------    ----------

Net Loss for the period December
  31, 1984 through December 31,
   1995                                  -             -             -             -
                                 ---------    ----------    ----------    ----------
Balance, December 31,
  1995                             216,699           217         7,783        (8,000)

Common stock issued for cash on
  April 19, 1996 at $0.02 per
   Share                         3,466,650         3,467         4,033             -

Net Loss for the year ended
  December 31, 1996                      -             -             -          (565)
                                ----------    ----------    ----------    ----------
Balance, December 31,
  1996                           3,683,349         3,684        11,816        (8,565)

Common shares canceled on
  September 15, 1997            (3,466,650)       (3,467)        3,467             -

Net Loss for the year ended
  December 31, 1997                      -             -             -        (7,535)
                                ----------    ----------    ----------    ----------
Balance, December 31,
  1997                             216,699           217        15,283       (16,100)
                                ----------    ----------    ----------    ----------

The accompanying notes are an integral part of these financial statements.

                          GRANT VENTURES, INC.
                       (A Development Stage Company)
           Statements of Stockholders' Equity (Deficit)(Continued)

Balance, December 31,
  1997                             216,699           217        15,283       (16,100)

Common shares issued at $0.08
  per share on August 5, 1998
   for services rendered            66,350            66         4,934             -

Net Loss for the year ended
  December 31, 1998                      -             -             -        (5,000)
                                ----------    ----------    ----------    ----------
Balance, December 31,
  1998                             283,049    $      283    $   20,217    $  (21,100)

Common shares issued to directors
  at $0.03 per share on August
   30, 1999 for services
    rendered                     4,000,000         4,000       116,000             -

Common shares issued to directors
  at $0.40 per share on September
   16, 1999 for services rendered   25,000            25         9,975             -

Net Loss for the year ended
  December 31, 1999                      -             -             -      (130,000)
                                ----------    ----------    ----------    ----------
Balance, December 31,
  1999                           4,308,049         4,308       146,192      (151,100)

Net Loss for the year ended
  December 31, 2000                      -             -             -       (10,421)
                                ----------    ----------    ----------    ----------
Balance, December 31,
  2000                           4,308,049         4,308       146,192      (161,521)

Net Loss for the year ended
  December 31, 2001                      -             -             -        (2,359)
                                ----------    ----------    ----------    ----------
Balance, December 31,
  2001                           4,308,049         4,308       146,192      (163,880)
                                 =========    ==========    ==========    ==========

  The accompanying notes are an integral part of these financial statements.

                           GRANT VENTURES, INC.
                       (A Development Stage Company)
                         Statements of Cash Flows

                                                                          From
                                                                       Inception on
                                                  For the Years Ended     July 1,
                                                    December 31,       1983 Through
                                                 -------------------    December 31,
                                                   2001        2000        2001
                                                ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                      $   (2,359)    (10,421    (163,880)
  Adjustments to reconcile net loss to net cash
    used by operations:
    Common stock issued for services rendered            -           -     135,000
  Changes in operating assets and liabilities:
    Increase in accounts payable                     2,359      10,421      13,380
    Decrease of mining claims                            -           -       8,000
                                                ----------  ----------  ----------
      Net Cash (Used) by Operating  Activities           -                  (7,500)
                                                ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES                     -           -           -
                                                ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES

  Sale of common stock                                   -           -       7,500
                                                ----------  ----------  ----------
      Net Cash Provided by Financing Activities          -           -       7,500
                                                ----------  ----------  ----------
NET DECREASE IN CASH                                     -           -           -

CASH AT BEGINNING OF PERIOD                              -           -           -
                                                ----------  ----------  ----------
CASH AT ENDING OF PERIOD                        $        -  $        -  $        -
                                                ==========  ==========  ==========
CASH PAID DURING THE YEAR FOR:

  Interest                                      $        -  $        -  $        -
  Income taxes                                  $        -  $        -  $        -

NON-CASH FINANCING ACTIVITIES:

  Common stock issued for services              $        -  $        -  $  135,000
  Common stock issued for mining claims         $        -  $        -  $    8,000

   The accompanying notes are an integral part of these financial statements.

                           GRANT VENTURES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                             December 31, 2001

NOTE 1 -  ORGANIZATION AND HISTORY

          a.  Organization

          The Company was organized in the State of Idaho on July 1, 1983 under the name Grant Silver, Inc. for the purpose of obtaining and developing mining properties. On July 2, 1983, mining titles were obtained by the Company through the issuance of common stock. The funds necessary to develop and operate these mining claims were never obtained, and the claims were allowed to lapse due to non-maintenance in the year ended December 31, 1984. All of these claims were ultimately abandoned and losses were realized. The Company then ceased all operations and has been dormant to the date of this statement. In September 1997, in conjunction with a proposed merger, the Company changed its corporate name to BrewServ Corporation. In August 1999, the Company elected to change its name to Grant Ventures, Inc.

          On May 30, 2001, the Company formed a corporation in Nevada with the intent to move its domicile to Nevada. On July 9, 2001, the Company implemented its change of domicile to Nevada by filing Articles of Merger between the Idaho and Nevada Corporations. As a result, the Idaho corporation was dissolved.

          b.  Accounting Method

          The Company_s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          c.  Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

          d.  Basic Loss Per Share

          The computation of basic loss per share is based on the weighted average number of shares issued and outstanding during the periods of the financial statements as follows:

                                                           December 31,
                                                    -------------------------
                                                       2001           2000
                                                    ----------     ----------
            Numerator - (loss)                      $   (2,359)    $  (10,421)
            Denominator - weighted average number
             Of shares outstanding                   4,308,049      4,308,049
                                                    ----------     ----------
            Loss) per share                         $    (0.00)    $    (0.00)
                                                    ==========     ==========

                           GRANT VENTURES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                             December 31, 2001


NOTE 1 -  ORGANIZATION AND HISTORY (Continued)

          e.  Provision for Taxes

          At December 31, 2001, the Company had a net operating loss carryforwards of approximately $20,759 that may be offset against future taxable income through 2021. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

          The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

                                                        For the years Ended
                                                           December 31,
                                                    -------------------------
                                                       2001           2000
                                                    ----------     ----------


              Income tax benefit at statutory rate  $      896     $    3,960
              Change in valuation allowance               (896)        (3,960)
                                                    ----------     ----------
                                                    $        -     $        -
                                                    ==========     ==========

Deferred tax assets (liabilities) are comprised of the following:

                                                        For the years Ended
                                                           December 31,
                                                    -------------------------
                                                       2001           2000
                                                    ----------     ----------
              Income tax benefit at statutory rate  $    7,896     $    7,000
              Change in valuation allowance             (7,896)        (7,000)
                                                    ----------     ----------
                                                    $        -     $        -
                                                    ==========     ==========

          Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

          f.  Use of Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principals requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           GRANT VENTURES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                             December 31, 2001


NOTE 1 -  ORGANIZATION AND HISTORY (Continued)

          g.  Revenue Recognition

          The Company has no significant source of revenues. Revenue recognition policies will be determined when principal operations commence.

          h.  Newly Issued Accounting Pronouncements

          SFAS No.'s 141 and 142 -- In June 2001, the Financial Accounting Standards Board (FASB) adopted Statement of Financial Accounting Standards SFAS No. 141 is effective as to any business combination occurring after June 30, 2001 and certain transition provisions that affect accounting for business combinations prior to June 30, 2001 are effective as of the date that SFAS No.142 is applied in its entirety, which was September 30, 2001.

          SFAS No. 141 provides standards for accounting for business combinations. Among other things, it requires that only the purchase method of accounting be used and that certain intangible assets acquired in a business combination (i.e. those that result from contractual or other legal rights or are separable) be recorded as an asset apart from goodwill. The transition provisions require that an assessment be made of previous business combinations and, if appropriate, reclassifications be made to or from goodwill to adjust the recording of intangible assets such that the criteria for recording intangible assets apart from goodwill is applied to the previous business combinations The adoption of this principle had no material effect on the company's financial statements.

          SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually assessed for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. Upon adoption of SFAS No. 142, the Company will assess whether an impairment loss should be recognized and measured by comparing the fair value of the A reporting unit' to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill be adjusted to the implied fair value.

                           GRANT VENTURES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                             December 31, 2001


NOTE 1 -  ORGANIZATION AND HISTORY (Continued)

          h.  Newly Issued Accounting Pronouncements (Continued)

          SFAS No. 143 -- On August 16, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing for an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

          While the Company has not completed the process of determining the effect of this new accounting pronouncement on its consolidated financial statements, the Company currently expects that the effect of SFAS No. 143 on the Company's financial statements, when it becomes effective, will not be significant.

NOTE 2 -  GOING CONCERN

          As reported in the financial statements, the Company has an accumulated deficit of approximately $163,880 at December 31, 2001 and has incurred a loss from operations for the year then ended. In addition, the Company has not established a reliable source of revenues, nor has it commenced business operations.

          These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital it could be forced to cease operations.

          In order to continue as a going concern and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) raising additional capital through new stock issuances and (2) seeking out and consummating a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

          The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                            GRANT VENTURES, INC.
                       (A Development Stage Company)
                     Notes to the Financial Statements
                             December 31, 2001


NOTE 3 -  STOCK TRANSACTIONS

          On July 2, 1983, the company issued 216,667 shares of $0.001 par common stock at $0.04 per share in exchange for mining claims worth $8,000. On April 9, 1996, the Company executed a reverse stock split on a one share for ten basis. On the same date, the Company authorized fifty million (50,000,000) shares. On April 19, 1996, the Company issued 3,466,650 shares of its common stock for cash at $0.002 per share. The Company received a total of $7,500 from this issuance.

          On September 15, 1997, the Company reverse-split its common shares on a 0.65 to one basis. On the same date, the Company canceled the 3,466,650 common shares it had issued on April 19, 1996.

          On August 5, 1998, the Company issued 66,350 shares of its common stock at $0.08 per share for services rendered. The services were valued at $5,000. On August 10, 1998, the Company elected to reverse-split its common shares on a one for 1.5 basis.

          On August 24, 1999, the Company authorized a one for 100 reverse-split and canceled the reverse stock split on August 25, 1999. On August 30, 1999, the Company issued 4,000,000 shares of its common stock at $0.03 per share to directors of the Company as consideration for services rendered (see Note 4).

          On September 16, 1999, the Company issued 25,000 shares of its common stock at $0.40 per share to directors of the Company for services rendered. The compensation was based on the fair market value of the services performed.

          Each of the aforementioned stock transactions have been accounted for such that all stock splits are effective, retroactive to inception on July 1, 1983.

NOTE 4 -  RELATED PARTY TRANSACTIONS

          On August 30, 1999, the Company elected to compensate two of its directors with 2,000,000 shares each of its common stock. These shares were issued as consideration for the consulting services and general business expertise provided to the Company by the directors, which had gone uncompensated over the past year. The stock compensation was valued at the fair market value of the services provided, or $60,000 each. The directors have accepted these shares as payment in full for all services provided for the Company, and no additional liability to these directors exists at December 31, 1999. Expenses paid during the year 2000 and 2001 are recorded as accounts payable to related party.

NOTE 5 -  SUBSEQUENT EVENTS

          On February 15, 2002 the Company's common stock were reverse split on a 1 share for 2 shares basis. The Company also changed its common stock from no par value to $0.001 par value per share. The accompanying financial statements have been restated to reflect the reverse split and the change in par value on a retroactive basis.

                            GRANT VENTURES, INC.
                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                  September 30, 2002 and December 31, 2001



                             GRANT VENTURES, INC.
                         (A Development Stage Company)
                                Balance Sheets

                                   ASSETS
                                  --------

                                                   September 30,  December 31,
                                                       2002            2001
                                                    ----------    ----------
                                                    (Unaudited)
CURRENT ASSETS

  Cash                                              $        -    $        -
                                                    ----------    ----------
    Total Current Assets                                     -             -
                                                    ----------    ----------

    TOTAL ASSETS                                    $        -    $        -
                                                    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                            GRANT VENTURES, INC.
                       (A Development Stage Company)
                          Balance Sheets (Continued)


                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                  ----------------------------------------------

                                                   September 30,         December 31,
                                                       2002                  2001
                                                    ----------            ----------
                                                    (Unaudited)
CURRENT LIABILITIES

  Accounts payable                                  $    2,244            $    2,153

  Due to shareholder                                    15,151                11,227
                                                    ----------            ----------

   Total Current Liabilities                            17,395                13,380
                                                    ----------            ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock; 50,000,000 shares authorized at
  $0.001 par value and no par value respectively,
   6,000,000 and 4,308,049 shares
    issued & outstanding, respectively                   6,000                 4,308
Additional paid in capital                             178,339               146,192
Deficit accumulated during the development stage      (201,734)             (163,880)
                                                    ----------            ----------
    Total Stockholders' Equity (Deficit)               (17,395)              (13,380)
                                                    ----------            ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT)                                      $        -            $        -
                                                    ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                             GRANT VENTURES, INC.
                        (A Development Stage Company)
                           Statements of Operations
                                 (Unaudited)

                                                                              From
                               For the                  For the            Inception on
                             Three Months              Nine Months           July 1,
                                 Ended                    Ended            1983 through
                              September 30,            September 30,       September 30,
                         -----------------------   -----------------------   ----------
                            2002         2001        2002         2001        2002
                         ----------   ----------   ----------   ----------   ----------
REVENUES                 $        -   $        -   $        -   $        -   $        -

EXPENSES                      2,224            -       37,854        1,938      201,734
                         ----------   ----------   ----------   ----------   ----------
NET LOSS                 $   (2,224)  $        -   $  (37,854)  $   (1,938)  $ (201,734)
                         ==========   ==========   ==========   ==========   ==========
BASIC NET LOSS PER SHARE
                         $    (0.00)  $    (0.00)  $    (0.03)  $    (0.00)
                         ==========   ==========   ==========   ==========


WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING   6,000,000    4,308,049    5,318,584    4,308,049
                         ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

                             GRANT VENTURES, INC.
                        (A Development Stage Company)
                    Statements of Stockholders' Equity (Deficit)
             From Inception on July 1, 1983 through September 30, 2002
                                (Unaudited)

                                                                          Deficit
                                                                        Accumulated
                                      Common Stock                      During the
                                ------------------------    Additional  Development
                                  Shares        Amount    Paid in Capital  Stage
                                ----------    ----------    ----------    ----------
Balance at inception on
July 1, 1983                             -    $        -    $        -    $        -

Common stock issued for
mining claims on July 2,
1983 at $0.04 per share            216,699           217         7,783             -
                                ----------    ----------    ----------    ----------
Balance, December 31,
1984                               216,699           217         7,783             -

Net Loss for the year ended
December 31, 1984                        -             -             -        (8,000)
                                ----------    ----------    ----------    ----------

Net Loss for the period December
31, 1984 through December 31, 1995       -             -             -             -
                                 ---------    ----------    ----------    ----------
Balance, December 31,
1995                               216,699           217         7,783        (8,000)

Common stock issued for cash on
April 19, 1996 at $0.02 per
share                            3,466,650         3,467         4,033             -

Net Loss for the year ended
December 31, 1996                        -             -             -          (565)
                                ----------    ----------    ----------    ----------
Balance, December 31,
1996                             3,683,349         3,684        11,816        (8,565)

Common shares canceled on
September 15, 1997              (3,466,650)       (3,467)        3,467             -

Net Loss for the year ended
December 31, 1997                        -             -             -        (7,535)
                                ----------    ----------    ----------    ----------
Balance, December 31,
1997                               216,699           217        15,283       (16,100)

Common shares issued at $0.08
per share on August 5, 1998
for services rendered               66,350            66         4,934             -

Net Loss for the year ended
December 31, 1998                        -             -             -        (5,000)
                                ----------    ----------    ----------    ----------
Balance, December 31,
1998                               283,049    $      283    $   20,217    $  (21,100)
                                ----------    ----------    ----------    ----------

The accompanying notes are an integral part of these financial statements.

                             GRANT VENTURES, INC.
                        (A Development Stage Company)
              Statements of Stockholders' Equity (Deficit) (Continued)
             From Inception on July 1, 1983 through September 30, 2002
                                 (Unaudited)

                                                                           Deficit
                                                                         Accumulated
                                      Common Stock                        During the
                                ------------------------  Additional     Development
                                  Shares        Amount   Paid in Capital    Stage
                                ----------    ----------    ----------    ----------

Balance, December 31,
1998                               283,049    $      283    $   20,217    $  (21,100)

Common shares issued to directors
at $0.03 per share on August
30, 1999 for services rendered   4,000,000         4,000       116,000             -

Common shares issued to directors
at $0.40 per share on September
16, 1999 for services rendered      25,000            25         9,975             -

Net Loss for the year ended
December 31, 1999                        -             -             -      (130,000)
                                ----------    ----------    ----------    ----------
Balance, December 31,
1999                             4,308,049         4,308       146,192      (151,100)

Net Loss for the year ended
December 31, 2000                        -             -             -       (10,421)
                                ----------    ----------    ----------    ----------
Balance, December 31,
2000                             4,308,049         4,308       146,192      (161,521)

Net Loss for the year ended
December 31, 2001                        -             -             -        (2,359)
                                ----------    ----------    ----------    ----------
Balance, December 31,
2001                             4,308,049         4,308       146,192      (163,880)

Common shares issued to directors
at $0.02 per share on February
24, 2002 for services rendered
(Unaudited)                      1,691,951         1,692        32,147              -


Net Loss for the nine months
ended September 30, 2002
(Unaudited)                              -             -             -       (37,854)
                                ----------    ----------    ----------    ----------
Balance, September 30,
2002 (Unaudited)                 6,000,000    $    6,000    $  178,339    $ (201,734)
                                ==========    ==========    ==========    ==========

  The accompanying notes are an integral part of these financial statements.

                               GRANT VENTURES, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                  (Unaudited)

                                                                        From
                                                                    Inception on
                                                                       July 1,
                                        For the Nine Months ended   1983 Through
                                              September 30,         September 30,
                                            2002          2001          2002
                                         ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                               $  (37,854)   $   (1,938)  $  (201,734)
  Adjustments to reconcile net
   cash used by operating activities:
  Common stock issued for services
   rendered                                  33,839             -       168,839
 Changes in operating assets and
   liabilities:
  Increase in accounts payable                4,015         1,938        17,395
  Decrease of mining claims                       -             -         8,000
                                         ----------    ----------    ----------
  Net Cash (Used) by
   Operating Activities                           -             -        (7,500)
                                         ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES              -             -             -
                                         ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES

  Sale of common stock                            -             -         7,500
                                         ----------    ----------    ----------
  Net Cash Provided by
   Financing Activities                           -             -         7,500
                                         ----------    ----------    ----------
NET DECREASE IN CASH                              -             -             -
                                         ----------    ----------    ----------
CASH AT BEGINNING OF PERIOD                       -             -             -
                                         ----------    ----------    ----------
CASH AT END OF PERIOD                    $        -    $        -    $        -
                                         ==========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                               GRANT VENTURES, INC.
                          (A Development Stage Company)
                       Statements of Cash Flows (continued)
                                  (Unaudited)

                                                                       From
                                                                    Inception on
                                                                       July 1,
                                         For the Nine Months Ended  1983 Through
                                              September 30,         September 30,
                                            2002          2001          2002
                                         ----------    ----------    ----------
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION

CASH PAID FOR:

    Interest                             $        -    $        -    $        -
    Income Taxes                         $        -    $        -    $        -


NON CASH FINANCING ACTIVITIES

Common stock issued for services         $   33,839    $        -    $  168,839
Common stock issued for mining           $        -    $        -    $    8,000

   The accompanying notes are an integral part of these financial statements.

                              GRANT VENTURES, INC.
                         (A Development Stage Company)
                        Notes to the Financial Statements
                     September 30, 2002 and December 31, 2001


NOTE 1 -  CONDENSED FINANCIAL STATEMENTS

         The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results and cash flows at September 30, 2002 and 2001 and for all periods presented have been made.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2001 audited financial statements. The results of operations for the periods ended September 30, 2002 and 2001 are not necessarily indicative of the operating results for the full years.

NOTE 2 -    GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

         In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 -    REVERSE STOCK SPLIT

         On February 15, 2002 the Company's common stock were reverse split on a 1 share for 2 share basis. The Company also changed its common stock from no par value to $0.001 par value per share. The accompanying financial statements have been restated to reflect the reverse split and the change in par value on a retroactive basis.

    PART III


ITEM 1.    Index to Exhibits

The following exhibits
are filed with this registration statement:

Exhibit No.                  Exhibit Name
 2.1           Articles of Merger
 3.1           Articles of Incorporation and Certificate of Amendment (Nevada)
 3.2           By-Laws of Registrant
 3.3           Certificate of Amendment to Articles of Incorporation,
               (Article 2)
 4.1           Instrument defining rights of holders (See Exhibit No. 3.1)


ITEM 2.   Description of Exhibits

    See Item 1 above.


    SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                   Grant Ventures, Inc.
                                       (Registrant)



Date:   December 20, 2002                 By: /S/ GEOFF WILLIAMS

Geoff Williams
President, Chief Executive
Officer and Director

Exhibit 2.1

                           ARTICLES OF MERGER


1.  NAME AND JURISDICTION OF ORGANIZATION OF MERGING CONSTITUENT
ENTITIES:


Grant Ventures, Inc.          An Idaho Corporation
56 W. 400 S. Ste. 220
Salt Lake City, Ut. 84101

Grant Ventures, Inc.          A Nevada Corporation
56 W. 400 S. Ste. 220
Salt Lake City, Ut. 84101


Surviving Entity:

Grant Ventures, Inc.          A Nevada, Domestic, For Profit Corporation
56 W. 400 S. Ste. 220
Salt Lake City, Ut. 84101


Resident Agent:

John Price & Associates
7624 Desert Delta Drive
Las Vegas, Nv. 89128




2.  A PLAN OF MERGER HAS BEEN FORMED AND ADOPTED BY EACH CONSTITUENT ENTITY.


PLEASE NOTE: COMPLETE EXECUTED PLAN OF MERGER IS ON FILE AT THE REGISTERED OFFICE, GRANT VENTURES, INC., 56 W. 400 S. STE. 220, SALT LAKE CITY, UT. 84101, PH. 801-322-3401, AND IS AVAILABLE ON REQUEST, WITHOUT COST TO ANY OWNER OR ANY ENTITY WHICH IS A PARTY TO THE MERGER.



3.  GRANT VENTURES, INC.  (AN IDAHO CORPORATION).

PLAN OF MERGER WAS ADOPTED BY A VOTE OF THE SHAREHOLDERS.


On May 8, 2001 the Board of Directors of Grant Ventures, Inc., an Idaho Corporation, by unanimous written consent, pursuant to statute 30-1-821 of Idaho General Corporate Law, approved a proposal to effect a change of domicile for the corporation from the State of Idaho to the State of Nevada.

The Board of Directors agreed upon the plan of merger subject to ratification by the shareholders.

On May 8, 2001 a Notice of Special Meeting in Lieu of Annual Meeting of Shareholders was mailed to all shareholders.

On May 29, 2001 a Special Meeting in Lieu of Annual Meeting of Shareholders was held. The shareholders vote for the plan of merger.

     Shares entitled to vote                   8,616,033


     Shares voting for plan of merger          8,107,113       94. %

     Shares voting against plan of merger         -0-          0.0 %

     Shares not participating                      1,734    0.0002 %

The percentage of shares voting for the plan of merger was sufficient to approve the plan of merger.

4.  GRANT VENTURES, INC. (A NEVADA CORPORATION)

PLAN OF MERGER WAS ADOPTED BY UNANIMOUS CONSENT OF THE OWNERS.

GRANT VENTURES, INC. (a Nevada Corporation) has only 1 Officer and Director, Pete Wells, President / Director, Secretary/Director.


     I, Pete Wells hereby approve the plan of merger as proposed.


                                  /s/Pete Wells
                                  --------------------------------
                                  Pete Wells, President/Director


                                  /s/Pete Wells
                                  --------------------------------
                                  Pete Wells, Secretary/Director

5.  TERMS AND CONDITIONS OF THE MERGER:


The surviving entity, Grant Ventures, Inc. (a Nevada Corporation) will acquire all outstanding owner's interests of Grant Ventures, Inc. (an Idaho Corporation).

Each stockholder of Grant Ventures, Inc. (an Idaho Corporation) whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger.

The surviving corporation shall be governed by the laws of the State of Nevada and its name shall continue to be Grant Ventures, Inc. The present Certificate of Incorporation of the Nevada Corporation shall continue to be the Certificate of Incorporation of the surviving corporation. The present By- Laws of the Nevada Corporation shall be and remain the By-Laws of the surviving corporation. The directors and officers of the Idaho Corporation immediately prior to the Effective Date shall be the directors of the surviving corporation upon the Effective Date.

    The undersigned President of the Corporation hereby declares that the foregoing Articles of Merger are true and correct to the best of his knowledge and belief.

                                  /s/Pete Wells
                                  --------------------------------
                                  Pete Wells, President/Director


                                  /s/Pete Wells
                                  --------------------------------
                                  Pete Wells, Secretary/Director


STATE OF   Utah          )
                         )ss:
COUNTY OF  Salt Lake     )


     On this 12 day of June, 2001, before me, the undersigned, a Notary Public, in and for said State of Utah, personally appeared Pete Wells who first being duly sworn, did hereby affirm that he is the President and Secretary of GRANT VENTURES, INC. a Nevada Corporation, and that he did execute the foregoing Articles of Merger on behalf of said Corporation.


                                                     /s/Bobbi Heywood
                                                     ------------------
                                                     NOTARY PUBLIC

Residing at:  914 E. Paris Lane

My Commission Expires:  8-5-01


     The undersigned President of the Corporation hereby declares that the foregoing Articles of Merger are true and correct to the best of his knowledge and belief.


                                                 /s/Pete Wells
                                                 -----------------------
                                                 Pete Wells, President
                                                 Grant Ventures, Inc.


STATE OF   Utah          )
                         )ss:
COUNTY OF  Salt Lake     )

    On this 12 day of June, 2001, before me, the undersigned, a Notary Public,
in and for said State of Utah, personally appeared   PETE WELLS  who first
being duly sworn, did hereby affirm that they are the President of Grant Ventures, Inc., an Idaho Corporation, and that he did execute the foregoing Articles of Merger on behalf of said Corporation.

                                                     /s/Bobbi Heywood
                                                     ------------------
                                                     NOTARY PUBLIC

Residing at:  914 E. Paris Lane

My Commission Expires:  8-5-01

                                             NOTARY SEAL
                                            -------------

Exhibit 3.1


                    Articles of Incorporation         FILED #C2516-00
                        STATE OF NEVADA                 JAN 31, 1999
                       Secretary of State             IN THE OFFICE OF
                                                        Dean Heller
                                               Dean Heller Secretary of State

NAME OF CORPORATION:   NORTH RIDGE CORPORATION
                    -------------------------------
RESIDENT AGENT: (designate resident agent and his STREET ADDRESS in Nevada where process may be served).

Name of Resident Agent:  CSC SERVICES OF NEVADA, INC.
                       ------------------------------------
Street Address:  502 East John Street, Suite E Carson City NV. 89706
               ----------------------------------------------------------
              Street No., Street Name              City         Zip
SHARES: (number of shares the corporation is authorized to issue)

Number of shares with par value:  30,000,000    Par value:  0.0001
                                -------------             ---------
Number of shares without par value:  0
                                   -----
GOVERNING BOARD:  shall be styled as (check one)  xxx  Directors       Trustees
                                                 -----           -----
The FIRST BOARD OF DIRECTORS shall consist of 3 members and the names and addresses are as follows (attach additional pages if necessary)

ED COWLE                       6 East 45th Street 10th Floor NY  NY  10017
---------------------          -------------------------------------------
Name                           Address

GEOFF WILLIAMS       56 West 400 South Suite 220 S.L.C. UT 84101
---------------------          -------------------------------------------
Name                           Address

PURPOSE (optional-see reverse side):  The purpose of the corporation shall be:
ORGANIZED UNDER THE GENERAL CORPORATION LAW OF THE STATE OF NEVADA
-------------------------------------------------------------------


OTHER MATTERS: This form includes the minimum statutory requirements to incorporate under NRS 78. You may attach additional information pursuant to NRS 78.037 or any other information you deem appropriate. If any additional information is contradictory to this form it cannot be filed and will be returned to you for correction. Number of pages attached 1.
                                                         -----

SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles:

Tonya Wheeler
---------------------------------------------
Name (print)

56 West 400 South Suite 220 S.L.C., UT 84101
---------------------------------------------
Address

/s/Tonya Wheeler
---------------------------------------------
Signature


This instrument was acknowledged before me on
December 13, 1999
-----------------------------

Tonya Wheeler
-----------------------------
Name of Person

Notary Seal

                    Articles of Incorporation         FILED #C2516-00
                                Of                     JAN 31, 1999
                     North Ridge Corporation         IN THE OFFICE OF
                                                        Dean Heller
                                               Dean Heller Secretary of State

FIRST:     The name of this corporation is:

           NORTH RIDGE CORPORATION

SECOND:    Its principal office in the State of Nevada is located at 502 East
John Street, Carson City, Nevada, 89706. The name and address of its resident agent is CSC Services of Nevada, Inc. at the above address.

THIRD:     The nature of the business or objects or purposes proposed may be organized under the General Corporation law of the State of Nevada.

FOURTH:    The total authorized capital stock of the corporation is 30,000,000 at 0.0001 par value.

FIFTH:     The governing board of this corporation shall be known as
directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be three in number, is as follows:

NAME                POST OFFICE ADDRESS
Ed Cowle            6 East 45th Street 10th Floor NY, NY 10017
Geoff Williams      56 W. 400 S. Ste. 220 Salt Lake City, UT 84101
Dave Miller         1408 Westwood Court Sandpoint, ID 83864

SIXTH:     The corporation may indemnify any officer, director, employee, or agent to the extent permitted by law.

SEVENTH:   The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

EIGHTH:    The name and post office address of the incorporator signing the articles of incorporation is as follows:

NAME                  POST OFFICE ADDRESS
Tonya Wheeler         56 W. 400 S. Ste. 220 Salt Lake City, UT 84101

NINTH:     The corporation is to have perpetual existence.

TENTH:     In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation

TWELFTH:   This corporation reserves the right to amend, alter, change or repeal any provision contained in the article of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

     I, THE UNDERSIGNED, being the sole incroporator herein before named for the purpose of forming a corporation pursuant to the Genreal Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein state are true, and accordingly have hereunto set my hand this 13th day of December, A.D. 1999.


                                      /s/Tonya Wheeler
                                      --------------------------

DEAN HELLER
Secretary of State               CERTIFICATE OF        FILED#C2516-00
101 North Carson Street,           AMENDMENT            MAY 30, 2001
Suite 3                      Pursuant to NRS 78.380    IN THE OFFICE OF
Carson City, NV 89701                                  /s/Dean Heller
                                                        Secretary of State


              Certificate of Amendment to Articles of Incorporation
                       For Nevada Profit Corporations
               (Pursuant to NRS 78.380 - Before Issuance of Stock

1.  Name of Corporation:    North Ridge Corporation

2.  The articles have been amended as follows:

   Article #1 The new name of the corporation shall be Grant Ventures, Inc.

   Article #2 The Number of shares with par value shall be 50,000,000 with a par value of $0.001

3. The undersigned declare that they constitute at least two-thirds of the incorporators, (check) [ ], or the board of directors [x]

4. The date upon which the original articles of incorporation wre filed with the Secretary of State: 01/31/00

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6.  Signatures

/s/ Geoff Williams                    /s/ Ed Cowle
---------------------                 ----------------------
Signature                             Signature

Exhibit 3.2


                           GRANT VENTURES, INC.

                               * * * * *

                               BY - LAWS

                               * * * * *

                               ARTICLE I

                                OFFICES

Section 1.  The principal office shall be in the City of Salt Lake City.

Section 2. The corporation may also have offices at such other places both within and without the State of Nevada as the board of directors may from time to time determine or the business of the corporation may require.

                               ARTICLE II

                         MEETINGS OF STOCKHOLDERS

Section 1. All annual meetings of the stockholders shall be held in the City of Salt Lake City, State of Utah. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 2002, shall be held on the 2nd day of January, if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 A.M., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the president or a vice president, or the secretary, or an assistant secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without this state, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or a association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 5. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 6. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 7. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation.

Section 8. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate one or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months from the date of its executions, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

Section 9. Any action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the articles of incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                               ARTICLE III

                                DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be three (3). The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 2 of this article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the tem of office of the resigning director or directors.

Section 3. The business of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Nevada.

                   MEETINGS OF THE BOARD OF DIRECTORS

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held without notice at such time and place as shall from time to time be determined by the board.

Section 7. Special meetings of the board of directors may be called by the president or secretary on the written request of two directors. Written notice of special meetings of the board of directors shall be given to each director at least zero (0) days before the date of the meeting.

Section 8. A majority of the board of directors, at a meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

                        COMMITTEES OF DIRECTORS

Section 9. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 10. The committees shall keep regular minutes of their proceedings and report the same to the board when required.

                       COMPENSATION OF DIRECTORS

Section 11. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.


                               ARTICLE IV

                                NOTICES

Section 1. Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 2. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meetings; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Whenever any notice whatever is required to be given under the provisions of the statutes, of the articles of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                               ARTICLE V

                               OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice president, a secretary and a treasurer. Any person may hold two or more offices.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a vice president, a secretary and a treasurer, none of whom need be a member of the board.

Section 3. The board of directors may appoint additional vice presidents, and assistant secretaries and assistant treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the board of directors.

                            THE PRESIDENT

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation or as restricted by a stockholders agreement.

                          THE VICE PRESIDENT

Section 8. The vice president shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties as the board of directors may from time to time prescribe.

                            THE SECRETARY

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the treasurer or an assistant secretary.

                            THE TREASURER

Section 10. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 11. He shall disburse the funds of the corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at the regular meetings of the board, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 12. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                              ARTICLE VI

                         CERTIFICATES OF STOCK

Section 1. Every stockholder shall be entitled to have a certificate, signed by the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation. When the corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such certificate shall set forth in full or summarized the rights of the holders of such stock.

Section 2. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be the officer or officers of such corporation.

                           LOST CERTIFICATE

Section 3. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

                          TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                       CLOSING OF TRANSFER BOOKS

Section 5. The directors may prescribe a period not exceeding sixty days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day not more than sixty days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.

                       REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                             ARTICLE VII

                         GENERAL PROVISIONS

                              DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

                              CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer of officers or such other person or persons as the board of directors may from time to time designate.

                            FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                               SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Nevada."

                            ARTICLE VIII

                             AMENDMENTS

Section 1. These by-laws may be altered or repealed at any regular meeting of the stockholders or of the board of directors or of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration or repeal be contained in the notice of such special meeting.

Exhibit 4.1






    COVER LETTER

    LEONARD E. NEILSON
    ATTORNEY AT LAW
    8160 South Highland Drive
    Suite 209
    Sandy, Utah 84093
Phone:  (801) 733-0800        Fax:  (801) 733-0808

    December 20, 2002


Securities and Exchange Commission
Attention Filing Desk:  Stop 1-4
450 Fifth Street, N.W.
Washington, DC 20549

Via EdgarLink

Re:    Grant Ventures, Inc.
Registration statement on Form 10-SB

Commissioners:

On behalf of Grant Ventures, Inc. (the "Registrant") in connection with its registration statement on Form 10-SB and pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, please find herewith the following:

One complete copy with exhibits of the registration statement.

     The Registrant would like the registration statement declared effective as soon as practical and accordingly, would appreciate the Commission Staff's assistance in this regard.

Please direct your comments or questions with respect to the registration statement and the enclosed materials to the undersigned by telephone at (801) 733-0800, or by FAX at (801) 733-0808.

Yours truly,



Leonard E. Neilson
:ae
Attachments

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